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03029919

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Daiei Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

SEP 11 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 230 FISCAL YEAR 2-28-03

• Complete for initial submissions only ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/10/03

2003 ANNUAL REPORT

March 1, 2002-February 28, 2003

The Daiei, Inc.


Daiei

Contents

2003 Message from the President

Process and Results

The Japanese economy during this fiscal year has showed some signs of recovery in areas such as increased exports and recovery of manufacturer's productions. However, private capital investments have stayed at a low level mainly due to the serious decline of stock prices. Personal consumption has also been cautious because of the severe status of employment and household incomes.

Under this economic situation, we have endeavored to improve our self-profitability (non-consolidated base) and have implemented the structural innovation measures in order to achieve our new business-restructuring plan, the Daiei Group's "New Three-Year Restoration Program" as the first priority.

As for the improvement of our self-profitability, we have developed several "merchandise categories," by transforming the merchandise classifications and sales floor classifications, so that we would adjust to the changes in our customers' lifestyles and circumstances. We then introduced these categories based on the characteristics of each store. This fiscal year, we developed the category shop, "SUKOYAKA-SODACHI (Healthy Growth)," with assortment of organic food and vegetables with less-usage of agricultural chemicals, under the theme of "Reliable and Safe Food." We introduced "RAKU-RAKU COOKING KODAWARI NABE (easy to cook hot pots with authentic taste)." We have developed the merchandise based on ever-changing customer's life-styles.

Regarding the customer service, which is another pillar of the improvement of our self-profitability, "The Assistant Store Manager in charge of Customer Service" for each store has become the leader and has led all employees to offer customer service from the customer's viewpoints. We have also periodically implemented the third party assessment, "Research on Customer Satisfaction" to check on our improvements.

We held a sales promotion, "SUPER CARNIVAL" which aims to reinforce customer's satisfaction in our all stores. Furthermore, we have extended our stores' opening hours for customer's convenience. We have also introduced and expanded FSP (Frequent Shopper's Program), which is the point card system to pay cash back to customers based on the amount purchased and to reflect our customers' needs effectively. We carried out these measures to improve our self-profitability.

As a result of these measures, we were able to improve the same-period-sales of our existing stores, but were not able to achieve the operating profit due to the lagging personal consumption and dull sales of electric appliances.

As for the structural innovating measures, we were able to attain the original plan, such as the closure of unprofitable stores, implementation of voluntary resignation, and the enforcement of low-cost measures to reduce the real estate expenses including store rents.

Regarding the restructure of the Daiei Group's business, in order to concentrate our management resources to the core retail businesses and to the retail-related businesses, we enforced liquidation of unprofitable businesses such as D-HyperMart and the Daiei Wholesale Club Corporation and also sold the stocks of Shin-Urayasu Oriental Hotel and Big Boy Japan, etc.

On the other hand, as the financial support from our three main banks, by debt forgiveness totaling ¥170,000 million and debt-for-equity swap deal totaling ¥230,000 million, and also by capital reduction without compensation totaling ¥111,500 million and reverse stock split, both implemented with the understanding from our shareholders, we were able to resolve temporary capital deficiency at the end of the first term during the fiscal year.

Furthermore, in December 2002, we increased capital by ¥3,000 million through the third party allocation from Akatsuki Capital Holdings Ltd., which is our company's reconstruction fund established by Development Bank of Japan and our three main banks.

Moreover, we were able to achieve the original plan to reduce the Daiei Group's interest bearing debt excluding OMC Inc. by ¥458,700 million, resulting in a balance of ¥1,205,300 million.

Looking Forward

The tough economic situation that we face is likely to continue, due to the dullness in stock prices and weakening personal spending from severe employment and income climate.

We were unable to achieve our target for this fiscal year because of withdrawal of full-line electric appliance business caused by intensifying competition and increased appraisal losses due to the fall of stock prices. Based upon such situations, we will revise the Daiei Group's "New Three-Year Restoration Program," but maintaining the original targets, such as obtaining the level of the resumption of dividend by the fiscal year ending on February 28, 2005 and the reduction of interest bearing debt to the appropriate level. We will steadily improve the profitability and implement the structural innovating measures in order to achieve the revised program as the first priority.

As for the improvement of profitability, we will put more emphasis on food retail business, which is the main pillar of our profit. We will also reinforce our supermarket (SM) business. As for our small-sized GMS (General Merchandise Store) format, our directly operated sales floor will be focused on grocery, home sundries, and consumables, and they will be combined with apparel, cosmetics, or tenant shops according to the individual store's market conditions to improve the competitiveness. For this purpose, we will promote the strategic alliance with our affiliated company, Maruetsu, Inc. Daiei and Maruetsu will reinforce merchandise and sales methods by sharing the buying system that adjusts to local customers' needs, by "market-in thinking" focusing on customer's viewpoint and by introducing store-priority corporate philosophy. We will also resume the new opening of supermarket stores and re-establish our store development strategy.

Regarding the large-sized GMS format, we will thoroughly research the market and transform our sales floors and merchandise categories to adjust the individual store's local demands.

Additionally, considering the locations, we will aggressively extend the store's operating hours in order to adjust the changes of our customers' life-style.

We will continue to improve our customer service by employee training and other measures to increase our customer's satisfaction.

To implement the above-mentioned challenges promptly, we reorganized our company structure on March 5, 2003, which allows stores that communicate directly with our customers, to swiftly implement their own operational measures at their own will. The head office will strongly support our stores' measures.

In addition, we will increase capital through Akatsuki Capital Holdings Ltd. which is our company reconstruction fund. We will make good use of the funds from the capital increase by strategic investment such as new opening of supermarkets and remodeling of stores and system upgrades. We will endeavor to improve our operation productivity and the customer satisfaction.

As for the implementation of company structural innovating measures, we will continue to reduce the costs such as store operating expenses. We will reduce consolidated interest bearing debt as planned by divestiture of subsidiaries, which have less relevance to our core retail business, and by compression of assets such as real estates.

Severe business surroundings are likely to continue, but we will aim to realize our founding corporate philosophy, "Better merchandises at the better prices, for more affluent society – For the Customers," by steadily implementing the measures of the Daiei Group's "New Three-Year Restoration Program."



President
Kunio Takagi

Operating Revenues

The operating revenue in this term ended with ¥2,197,533 million (US$18,623 million), a decrease of 12.1% from the previous year due to the closure of unprofitable stores and the restructuring of the Daiei Group's business such as divestiture of subsidiaries.

[Clothing and Personal Care Products]

We have promoted the development of categorized shops aiming for providing customers with affordable merchandises and customer-friendly sales floors. In this term, we newly introduced eleven categorized shops such as "toss-up (casual wear shop for teen-aged boys)" or "SUGAR KISS (school wear and daily wear shop for early-teen girls)." Regarding the existing categorized shops, we have reviewed the merchandise assortment as well as the store locations and sales floor space.

As for merchandise, we newly introduced hot-items such as men's three-season coat, ladies suits and ladies coats at the price of ¥9,000, following the introduction of men's business suits at the same price last year. Additionally, we put emphasis on earlier introduction of new items and strengthening of merchandise control system.

[Foodstuffs]

We have promoted the merchandise development of our private label "SAVINGS" and "SUKOYAKA-SODACHI (Healthy Growth)" to meet our customers' need for "affordability" and "safety." As for "SAVINGS," we have newly launched "SAVINGS Koshihikari-blended rice" which was tasty with good texture and delicious look, in order to satisfy the customers' need for more tasty rice at more affordable price, and "SAVINGS FUKKURA KOTSUBU NATTO (fermented soybeans)" fully made from soybeans produced in our contracted farms. We launched "Shop SUKOYAKA-SODACHI" in Daiei Tsudanuma store, which was a new categorized shop with a full selection of "SUKOYAKA-SODACHI" branded merchandises and other safety-oriented items. In this shop, by introducing cooking demonstration and counseling services by certified dietitians, we make recommendations of everyday meal for health-conscious customers. Additionally, responding to the changing lifestyle of our customers, we focused on early evening hours as the second opening time of the day for the store and promoted the merchandise development for targeting the evening hours.

[Household Items and Others]

We have clarified our brand concepts and reviewed the lineup of each brand. Aiming for the establishment of "SAVINGS" brand with the emphasis on quality, function and affordability and also "SALIV" brand focusing on the user-friendliness and functionality, we renewed "SAVINGS battery" and "SALIV frying-pan for electromagnetic cooking equipment" by reviewing the price and quality.

As for the existing categorized shops, we have accelerated introducing "TOUCH (friendly bicycle shop)" and "KURASHI-NO 88 (one price shop of 88 yen)" to our stores. At the same time, some of the categorized shops were eliminated or improved based on the characteristics of each store. Furthermore, we newly introduced categorized shops such as "LIFE STATION" with good selections of commodities, household items and stationery goods of daily use.

[Other Revenues]

We have tried to expand the member stores by introducing ' IC credit card' or 'Hello Kitty OMC with Postal Savings Card' issued by our subsidiary, which runs finance business. However, other operating revenues decreased by 8.4 % from the previous year to ¥239,586 million (US$2,030 million), due to the influence from the divestiture of subsidiaries.

Cost and Operating Expenses

The cost of sales decreased by 12.7% from the previous year to ¥1,400,894 million (US$11,872 million), due to closure of unprofitable stores and the divestiture of subsidiaries.

Selling, general and administrative expenses decreased by 11.0% from the previous year to ¥755,866 million (US$6,406 million) due to the divestiture of subsidiaries, closure of stores and the enforcement of low-cost measures.

Although our profitability improved through liquidation of unprofitable subsidiaries, operating profit decreased by 10.9% from the previous year to ¥40,773 million (US$ 346 million) due to the profit decline of non-consolidated basis and OMC Card.

Other Income and Expense

Net interest expense decreased by 48.1% from the previous year to ¥19,897 million (US$169 million), due to debt forgiveness of ¥170,000 million, (US$1,441 million), and debt-for-equity swap of ¥230,000 million (US$1,949 million) by our three main banks, and the divestiture of subsidiaries.

In addition, thanks to enormous supports from our three main banks, income before income taxes and minority interests was ¥138,572 million (US$1,174 million).

As a result, net profit for this term was ¥135,387 million (US$1,147 million).

Capital Expenditures and Total Assets

Tangible fixed assets decreased by 12.6% from the previous year to ¥1,011,433 million (US$8,571 million) due to the selling of Shin-Urayasu Oriental Hotel, and closure of stores.

Total assets decreased by 11.0% from the previous year to ¥2,278,225 million (US$19,307 million) due to the reduction of lease deposits from the sale of stocks of subsidiaries and closure of unprofitable stores.

Liability

Thanks to financial support including debts forgiveness of ¥170,000 million (US$1,441 million) and debt-for-equity swap of ¥230,000 million (US$1,949 million), and moving ahead with the divestiture of subsidiaries, interest bearing debt decreased by ¥494,973 million (US$4,195 million) from the previous year to ¥1,644,381 million (US$13,935 million).

As a result, total liabilities decreased by 22.6% from the previous year to ¥2,199,208 million (US$18,637 million).

Shareholders' Equity

Besides the financial support of debts forgiveness and debt-for-equity swap from our three main banks, and generous understanding of our shareholders such as capital reduction without compensation totaling ¥115,000 million (US$945 million) and reverse stock split, total shareholders' equity increased by ¥363,550 million (US$3,081 million) from the previous year to ¥66,119 million (US$560 million).

Five-Year Summary

Years Ended February 28 or 29

	Millions of yen				
	2003	2002	2001	2000	1999
For the year:					
Operating revenues	**¥2,197,533**	¥ 2,498,877	¥ 2,914,120	¥2,847,130	¥ 3,032,035
Net sales	**1,957,947**	2,237,444	2,608,723	2,622,647	2,797,628
Real estate revenue	**51,493**	51,070	59,090	36,409	38,410
Other	**188,093**	210,363	246,307	188,074	195,997
Cost of Sales	**1,400,894**	1,605,174	1,885,243	1,921,902	2,050,488
Selling, general and administrative expenses	**755,866**	849,414	982,987	890,423	941,975
Income from operations	**40,773**	44,289	45,890	34,805	39,572
Net interest expense	**-19,897**	-38,330	-50,618	-26,688	-28,145
Net income (loss)	**135,387**	-332,514	45,894	-21,944	-41,294
Per 10 shares of common stock (in yen):					
Net income (loss)	**¥ 2,909.40**	¥ -5,402.20	¥ 810.50	¥ -310.60	¥ -584.90
Cash dividends applicable to the year	0	0	0	0	0
At year-end:					
Current assets	**¥ 721,095**	¥ 719,377	¥ 1,141,631	¥ 487,135	¥ 582,654
Inventories	**98,686**	131,492	164,462	153,256	162,362
Property and equipment, at net book value	**1,011,433**	1,157,013	1,230,659	561,113	560,736
Total assets	**2,278,225**	2,558,659	3,244,071	1,834,612	2,021,803
Shareholders' equity	**66,119**	-297,431	24,556	57,591	67,930
Average number shares outstanding (in thousands)	**33,539**	615,519	609,684	706,552	705,960

Merchandise Mix

	2003	2002	2001	2000	1999
Foodstuffs	**43%**	42%	40%	42%	42%
Clothing and personal care products	**19**	19	19	21	20
Household items, others	**24**	24	26	21	22
Wholesale	**14**	15	15	16	16
Total	**100%**	100%	100%	100%	100%
Net sales:					
Billions of yen	**¥ 1,958**	¥ 2,237	¥ 2,608	¥ 2,623	¥ 2,798
Millions of U.S. dollars	**$ 16,593**	$ 18,958	$ 22,102	$ 22,229	$ 23,712

The U.S.dollar amounts in this report have been obtained by converting the Japanese yen amounts at the exchange rate of ¥118 to $1.00 as of February 28,2003.

Number of Stores

	2003	2002	2001	2000	1999
Superstores					
Company	**265**	286	296	308	346
Subsidiaries	**260**	327	345	306	294
Total	**525**	613	641	614	640
Specialty stores*	**1,395**	1,639	1,397	563	1,608

* Includes subsidiaries and franchisees.

Sales Floor Space (Thousands of square meters)

	2003	2002	2001	2000	1999
Superstores					
Company	**1,967**	2,135	2,248	2,467	2,804
Subsidiaries	**390**	816	939	814	566
Total	**2,357**	2,951	3,187	3,281	3,370
Specialty stores*	**174**	189	332	219	298

* Includes subsidiaries and franchisees.

Consolidated Balance Sheets

February 28, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
ASSETS	**2003**	2002	**2003**
CURRENT ASSETS:			
Cash and cash equivalents (Note 4)	**¥ 146,133**	¥ 145,688	**$ 1,238,415**
Time deposits (Note 4)	**4,349**	5,970	**36,856**
Marketable securities (Note 3)	**22**	212	**186**
Notes and accounts receivable (Note 4):			
Financing—primarily to consumers	**202,726**	171,441	**1,718,017**
Affiliates	**22,797**	16,515	**193,195**
Other—principally trade	**219,677**	232,233	**1,861,669**
Allowance for doubtful accounts	**(20,820)**	(15,717)	**(176,441)**
Inventories (Note 4)	**98,686**	131,492	**836,322**
Deferred tax assets (Note 10)	**29,711**	12,919	**251,790**
Prepaid expenses	**17,814**	18,624	**150,966**
Total current assets	**721,095**	719,377	**6,110,975**
PROPERTY AND EQUIPMENT (Note 4):			
Land (Note 11)	**494,620**	534,275	**4,191,695**
Buildings and structures	**822,728**	939,344	**6,972,271**
Equipment and fixtures	**318,021**	369,529	**2,695,093**
Construction in progress	**10,178**	9,854	**86,255**
Total	**1,645,547**	1,853,002	**13,945,314**
Accumulated depreciation	**(634,114)**	(695,989)	**(5,373,847)**
Net property and equipment	**1,011,433**	1,157,013	**8,571,467**
INVESTMENTS AND OTHER ASSETS:			
Lease deposits and loans to lessors (Notes 4 and 7)	**305,891**	383,851	**2,592,297**
Investment securities (Notes 3 and 4)	**38,176**	47,148	**323,525**
Investments in and lease deposits to affiliates (Note 4)	**45,320**	51,205	**384,068**
Goodwill	**12,107**	10,630	**102,602**
Deferred tax assets (Note 10)	**33,950**	41,898	**287,712**
Other (Note 4)	**142,405**	184,574	**1,206,822**
Allowance for doubtful accounts	**(32,152)**	(37,037)	**(272,476)**
Total investments and other assets	**545,697**	682,269	**4,624,550**
Total	**¥ 2,278,225**	¥ 2,558,659	**$ 19,306,992**

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2002	**2003**
CURRENT LIABILITIES:			
Short-term borrowings (Note 4)	**¥ 1,271,553**	¥ 1,695,120	**$ 10,775,873**
Current portion of long-term debt (Note 4)	**164,633**	231,414	**1,395,195**
Accounts payable—primarily trade (Note 4)	**235,298**	267,025	**1,994,051**
Accrued expenses	**19,678**	23,553	**166,763**
Accrued income taxes (Note 10)	**2,503**	2,306	**21,212**
Deferred tax liabilities (Note 10)	**673**	3,179	**5,703**
Total current liabilities	**1,694,338**	2,222,597	**14,358,797**
LONG-TERM LIABILITIES:			
Long-term debt, less current portion (Note 4)	**208,195**	212,820	**1,764,364**
Lease deposits from lessees (Notes 4 and 7)	**63,315**	76,580	**536,568**
Employees' retirement benefits (Note 5)	**47,879**	34,920	**405,754**
Allowance for loss on business restructuring	**117,094**	240,688	**992,322**
Deferred tax liabilities (Note 10)	**50,071**	34,022	**424,331**
Other (Note 4)	**18,316**	18,892	**155,220**
Total long-term liabilities	**504,870**	617,922	**4,278,559**
MINORITY INTERESTS	**12,898**	15,571	**109,305**
CONTINGENT LIABILITIES (Note 12)			
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY) (Note 6):			
Capital stock	**117,011**	112,030	**991,619**
Common stock—authorized, 2,070,000 thousand shares in 2003 and 1,900,000 thousand shares in 2002			
Preferred stock—authorized, 230,000 thousand shares in 2003 and 100,000 thousand shares in 2002			
Additional paid-in capital	**116,488**	68,357	**987,186**
Land revaluation surplus (Note 11)	**38,238**	37,974	**324,051**
Deficit	**(189,654)**	(503,930)	**(1,607,237)**
Net unrealized loss on available-for-sale securities (Note 2.d)	**(1,298)**	(804)	**(11,000)**
Foreign currency translation adjustments	**2,469**	4,575	**20,924**
Total	**83,254**	(281,798)	**705,543**
Treasury stock — at cost, less reduction for impairment (Note 4)	**(17,135)**	(15,633)	**(145,212)**
Total shareholders' equity (capital deficiency)	**66,119**	(297,431)	**560,331**
TOTAL	**¥ 2,278,225**	¥ 2,558,659	**$ 19,306,992**

Consolidated Statements of Operations

The Daiei, Inc. and Consolidated Subsidiaries

Years Ended February 28, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2002	**2003**
OPERATING REVENUES	**¥2,197,533**	¥ 2,498,877	**$ 18,623,161**
COSTS AND OPERATING EXPENSES:			
Cost of revenues	**1,400,894**	1,605,174	**11,871,983**
Selling, general and administrative expenses (Note 7)	**755,866**	849,414	**6,405,644**
Total costs and operating expenses	**2,156,760**	2,454,588	**18,277,627**
INCOME FROM OPERATIONS	**40,773**	44,289	**345,534**
OTHER INCOME (EXPENSES):			
Net interest expense	**(19,897)**	(38,330)	**(168,619)**
Gain from debt forgiveness (Note 16)	**170,000**		**1,440,678**
Equity in earnings of affiliates	**497**	2,421	**4,212**
Loss arising from business restructuring (Note 9)	**(23,243)**	(284,681)	**(196,975)**
Reversal of allowance for loss on business restructuring	**14,387**		**121,924**
Other (Note 8)	**(43,945)**	(20,049)	**(372,416)**
Other income (expenses)—net	**97,799**	(340,639)	**828,804**
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	**138,572**	(296,350)	**1,174,338**
INCOME TAXES (Note 10):			
Current	**3,149**	3,692	**26,686**
Deferred	**725**	32,500	**6,144**
Total income taxes	**3,874**	36,192	**32,830**
MINORITY INTERESTS IN NET LOSS	**689**	28	**5,839**
NET INCOME (LOSS)	**¥ 135,387**	¥ (332,514)	**$ 1,147,347**

PER SHARE OF COMMON STOCK (Notes 2.o and 15):	Yen		U.S. Dollars
Net income (loss)	**¥ 290.94**	¥ (1,056.17)	**$ 2.47**
Diluted net income	**153.33**		**1.30**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity (Capital Deficiency)

The Daiei, Inc. and Consolidated Subsidiaries

Years Ended February 28, 2003 and 2002

	Thousands		Millions of Yen							Treasury Stock	
	Issued Number of Shares									Thousands	Millions of Yen
	Common Stock	Preferred Stock	Capital Stock	Subscription for New Preferred Stock	Additional Paid-in Capital	Land Revaluation Surplus	Deficit	Net Unrealized Loss on Available-for-sale Securities	Foreign Currency Translation Adjustments	Number of Shares of Common Stock	Amount
BALANCE, MARCH 1, 2001	713,696		¥ 52,000	¥119,970	¥152,414	¥37,966	¥ (315,375)			(104,011)	¥ (22,419)
Net loss							(332,514)				
Treasury stock sold—net										9,337	6,786
Issuance of preferred stock		90,000	60,030	(119,970)	59,940						
Transfer of additional paid-in capital					(143,997)		143,997				
Land revaluation surplus (Note 11)						(30)					
Change of land revaluation surplus due to sale of land which had a negative surplus						38	(38)				
Net unrealized loss on available-for-sale securities								¥ (804)			
Foreign currency translation adjustments									¥ 4,575		
BALANCE, FEBRUARY 28, 2002	713,696	90,000	112,030		68,357	37,974	(503,930)	(804)	4,575	(94,674)	(15,633)
Net income							135,387				
Reverse stock split	(356,848)	(81,000)								47,337	
Reduction of capital without compensation			(111,530)				111,530				
Treasury stock acquired and disposed—net							(215)			(2,129)	(1,502)
Issuance of capital stock due to execution of debt-for-equity swap arrangement:											
Common stock	45,040		4,999		4,999						
Preferred stock		220,000	110,000		110,000						
Allotment of common stock to a third party	24,000		1,512		1,489						
Transfer of additional paid-in capital					(68,357)		68,357				
Change of land revaluation surplus due to sale of land which had a negative surplus						264	(264)				
Adjustment of deficit for an excluded affiliate							(519)				
Net unrealized loss on available-for-sale securities								(494)			
Foreign currency translation adjustments									(2,106)		
BALANCE, FEBRUARY 28, 2003	425,888	229,000	¥ 117,011		¥ 116,488	¥ 38,238	¥ (189,654)	¥ (1,298)	¥ 2,469	(49,466)	¥ (17,135)

	Thousands of U.S. Dollars (Note 1)						
	Capital Stock	Additional Paid-in Capital	Land Revaluation Surplus	Deficit	Net Unrealized Loss on Available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
BALANCE, FEBRUARY 28, 2002	$ 949,407	$ 579,297	$ 321,814	$ (4,270,593)	$ (6,814)	$ 38,771	$ (132,483)
Net income				1,147,347			
Reduction of capital without compensation	(945,169)			945,169			
Treasury stock acquired and disposed—net				(1,822)			(12,729)
Issuance of capital stock due to execution of debt-for-equity swap arrangement:							
Common stock	42,364	42,364					
Preferred stock	932,203	932,203					
Allotment of common stock to a third party	12,814	12,619					
Transfer of additional paid-in capital		(579,297)		579,297			
Change of land revaluation surplus due to sale of land which had a negative surplus			2,237	(2,237)			
Adjustment of deficit for an excluded affiliate				(4,398)			
Net unrealized loss on available-for-sale securities					(4,186)		
Foreign currency translation adjustments						(17,847)	
BALANCE, FEBRUARY 28, 2003	$ 991,619	$ 987,186	$ 324,051	$ (1,607,237)	$ (11,000)	$ 20,924	$ (145,212)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended February 28, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2002	2003
OPERATING ACTIVITIES:			
Income (loss) before income taxes and minority interests	¥ 138,572	¥ (296,350)	$ 1,174,338
Adjustments for:			
Income taxes paid	(2,834)	(4,086)	(24,017)
Depreciation and amortization	62,449	71,892	529,229
Amortization of goodwill	455	54,975	3,856
Increase in reserve for retirement benefits	14,632	18,259	124,000
Increase (decrease) in allowance for loss on business restructuring	(51,658)	240,688	(437,780)
Interest expense	22,042	40,980	186,797
Gain from debt forgiveness	(170,000)		(1,440,678)
Loss (gain) on sales of investments in subsidiaries and affiliates—net	3,953	(48,160)	33,500
Decrease in notes and accounts receivable	23,496	78,679	199,119
Loss on valuation of investment securities	5,821	32,710	49,331
Decrease in inventories	23,537	16,568	199,466
Decrease in accounts payable and accrued expenses	(10,791)	(70,863)	(91,449)
Interest paid	(21,537)	(37,983)	(182,517)
Other—net	9,377	(35,117)	79,466
Total adjustments	(91,058)	358,542	(771,677)
Net cash provided by operating activities	47,514	62,192	402,661
INVESTING ACTIVITIES:			
Acquisition of property and equipment	(39,162)	(66,014)	(331,881)
Proceeds from sales of property and equipment	50,706	6,995	429,712
Proceeds from sales of investment securities	25,374	126,391	215,034
Proceeds from redemption of lease deposits	20,972	37,769	177,729
Other—net	(43,740)	6,886	(370,679)
Net cash provided by investing activities	14,150	112,027	119,915
FINANCING ACTIVITIES:			
Decrease in short-term borrowings—net	(38,921)	(237,313)	(329,839)
Proceeds from long-term debt	111,087	66,267	941,415
Repayment of long-term debt	(132,999)	(237,516)	(1,127,110)
Repayment of other long-term liabilities		(28,319)	
Allotment of common stock to a third party	3,000		25,424
Other—net	(2,158)	268	(18,288)
Net cash used in financing activities	(59,991)	(436,613)	(508,398)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(1,228)	469	(10,407)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	445	(261,925)	3,771
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	145,688	409,636	1,234,644
DECREASE IN CASH AND CASH EQUIVALENTS BY DECONSOLIDATION OF A SUBSIDIARY		(2,023)	
CASH AND CASH EQUIVALENTS, END OF YEAR	¥ 146,133	¥ 145,688	$ 1,238,415

CASH FLOW INFORMATION:			
Effect of deconsolidation of subsidiaries upon sales of their stocks to third parties:			
Assets decreased	¥ 73,832	¥ 128,936	$ 625,695
Liabilities decreased	40,458	109,949	342,864
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Borrowings decreased by execution of debt-for-equity swap arrangements	229,999		1,949,144
Preferred stock increased by execution of debt-for-equity swap arrangements	114,999		974,567
Additional paid-in capital increased by execution of debt-for-equity swap arrangements	114,999		974,567

See notes to consolidated financial statements.

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles and practices generally accepted and applied in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

Certain reclassifications have been made in the 2002 financial statements to conform to the classifications used in 2003.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which The Daiei, Inc. (the "Company") is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥118 to $1, the approximate rate of exchange at February 28, 2003. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation

The accompanying consolidated financial statements as of February 28, 2003 and 2002, include the accounts of the Company and all of the subsidiaries (together, the "Companies"), except for one subsidiary, which has an immaterial effect on the consolidated financial statements and is stated at cost.

Under the control concept, those companies in which the Parent is able to exercise control, directly or indirectly, over operations are fully consolidated, and those companies over which the Companies have the ability to exercise significant influence are accounted for using the equity method.

The number of consolidated subsidiaries and affiliates for fiscal 2003 and 2002 is summarized below:

	2003	2002
Consolidated subsidiaries	109	133
Affiliates	14	15

Intercompany balances and transactions have been eliminated in consolidation. Intercompany profits resulting from transactions among the Companies and from downstream transactions (sales from the Companies to affiliates) have been fully eliminated. Intercompany profits resulting from transactions among affiliates and from upstream transactions (sales from affiliates to the Companies) have been eliminated to the extent of percentage ownership by the Companies.

Goodwill, the excess of the cost of an acquisition over the fair value of the net assets of the acquired subsidiaries and affiliates at the date of acquisition, is amortized on a straight-line basis principally over 5 or 20 years, while certain goodwill that is immaterial in terms of amount is expensed as incurred.

b. Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits, commercial paper and certain investments, all of which mature or become due within three months of the date of acquisition.

c. Inventories

Merchandise inventories are principally stated at cost as determined by the retail method applied on an average basis.

d. Marketable and Investment Securities

Effective March 1, 2001, the Companies adopted a new accounting standard for financial instruments, including marketable and investment securities. Under this standard, all securities held by the Companies are classified as available-for-sale securities, and stated at cost determined principally by the moving-average method under the provision of the new standard.

Effective March 1, 2002, the Companies fully adopted a new accounting standard for financial instruments, including marketable and investment securities, and available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

The effect of full adoption of the new standard was to increase net unrealized loss on available-for-sale securities by ¥1,174 million ($9,949 thousand), investment securities by ¥1,003 million ($8,500 thousand) and long-term deferred tax liabilities by ¥2,267 million ($19,212 thousand), respectively, and decrease minority interests by ¥90 million ($763 thousand) at February 28, 2003.

Available-for-sale securities whose fair values are not readily determinable are stated at cost determined principally by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

e. Property and Equipment

Depreciation of buildings and structures of the Company and buildings of certain of its consolidated subsidiaries is computed using the straight-line method, while the declining-balance method is used for equipment and fixtures of the Company and principally for the property and equipment of its subsidiaries.

The range of useful lives is from 5 to 50 years for buildings and structures, and from 3 to 20 years for equipment and fixtures.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. Depreciation charged to expense for fiscal 2003 and 2002 was ¥56,052 million ($475,017 thousand) and ¥63,738 million, respectively.

f. Employees' Retirement Benefits

The Company and most of the consolidated subsidiaries have contributory funded pension plans and unfunded retirement benefit plans covering substantially all employees.

Effective March 1, 2001, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for retirement benefits based on projected benefit obligations and plan assets at the balance sheet date.

The Company contributed certain available-for-sale securities with a fair value of ¥30,816 million to the employee retirement benefit trust for the Company's contributory funded pension plan, and recognized a non-cash gain of ¥30,343 million. The securities held in this trust are qualified as plan assets.

The transitional obligation as of March 1, 2001 amounted to ¥161,380 million of which ¥30,816 million was recognized as an expense as a result of the aforementioned contribution of available-for-sale securities. The remaining net transitional obligation, amounting to ¥130,564 million, is principally amortized over 15 years starting from the year ended February 28, 2002 on a straight-line method. Annual amortization is presented as other expense in the consolidated statements of operations. Certain domestic consolidated subsidiaries amortize the transitional obligation over 5 years on straight-line method.

Directors and corporate auditors are not covered by the retirement and termination plans described above. Benefits paid to such individuals are charged to income when paid. Any amounts eventually payable to directors and corporate auditors upon retirement are subject to the approval of the shareholders.

g. Allowance for Loss on Business Restructuring
Allowance for loss on business restructuring is provided for costs to be incurred through structural reform set out by the Daiei Group's "New Three-Year Restoration Program" and is presented as "loss arising from business restructuring" in the consolidated statements of operations for the years ended February 28, 2003 and 2002.

h. Leases
The Companies conduct a large part of their retail store operations in leased facilities. Operations are charged currently for rentals as specified in the lease agreements. No lease obligations have been capitalized in accordance with accounting practices in Japan.

The Companies lease certain equipment and fixtures under noncancelable agreements with initial lease periods of 5 to 7 years. The agreements are renewable at substantially reduced rentals and the initial lease periods are less than the estimated useful lives of the properties. These leases are accounted for as operating leases. Under Japanese accounting standards for leases, whether as a lessee or as a lessor, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements. The "as if capitalized" information as a lessor is also disclosed (see Note 7.b).

i. Foreign Currency Financial Statements
Financial statements of foreign consolidated subsidiaries are translated into Japanese yen at year-end rates except for shareholders' equity (capital deficiency) which is translated at historical rates.

Differences arising from such translation are presented as "Foreign currency translation adjustments" in a separate component of shareholders' equity (capital deficiency).

j. Foreign Currency Transactions
All monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of operations to the extent that they are not hedged by forward exchange contracts.

k. Derivatives and Hedging Activities
The Company and certain consolidated subsidiaries use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, interest rate swaps and interest rate options are utilized to reduce foreign currency exchange and interest rate risks. The Company and domestic consolidated subsidiaries do not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (a) all derivatives be recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of operations and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

The foreign currency forward contracts are utilized to hedge foreign currency exposures in procurement of merchandise from overseas suppliers. Trade payables denominated in foreign currencies are translated at the forward exchange contracted rates if the forward contracts qualify for hedge accounting.

Interest rate swaps and interest rate options are utilized to hedge interest rate exposures of long-term debt. These swaps and options, which qualify for hedge accounting, are measured at market value at the balance sheet date and the unrealized gains or losses are deferred until maturity as other liability or asset. In addition, the interest rate swaps, which also meet specific matching criteria, are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expense or income.

l. Stock and Debt Issuance Costs
Stock and debt issuance costs are charged to income as incurred.

m. Income Taxes
The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

n. Appropriations of Retained Earnings or Deficit
Appropriations of retained earnings or deficit at each year end are reflected in the financial statements for the following year upon shareholders' approval.

o. Per Share Information
Effective March 1, 2002, the Company adopted a new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan. Under the new standard, basic net income per share is computed by dividing net income available to common shareholders, which is more precisely computed than under previous practices, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if preferred stocks were converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding preferred stocks at the beginning of the year. Diluted net income per share for the year ended February 28, 2002 is not disclosed because of the Company's net loss position. Basic net income (loss) per share for the years ended February 28, 2003 and 2002 are computed in accordance with the new standard.

p. Treasury Stock
Effective March 1, 2002, the Company adopted a new accounting standard for treasury stock issued by the Accounting Standards Board of Japan. This standard requires that where an associated company holds a parent company's stock, a portion that represents an equivalent ownership interest in such stock should be presented as treasury stock in a separate component of shareholders' equity and the carrying value of the investment in the associated company should be reduced by the same amount. The Company adopted this accounting standard for the year ended February 28, 2003. Such treasury stock was not reflected in the Company's consolidated financial statements for the year ended February 28, 2002 since no accounting treatment was previously prescribed for the parent company's stock held by an associated company.

3. MARKETABLE AND INVESTMENT SECURITIES

Marketable and investment securities as of February 28, 2003 consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
	2003	2003
Current—Marketable equity securities	¥ 22	$ 186
Total	¥ 22	$ 186
Non-current:		
Marketable securities	¥ 17,087	$144,805
Non-marketable equity securities	21,089	178,720
Total	¥ 38,176	$323,525

The carrying amounts and aggregate fair values of current and non-current marketable securities at February 28, 2003 were as follows:

	Millions of Yen			
February 28, 2003	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale:				
Equity securities	¥ 15,897	¥ 5,805	¥ 4,645	¥ 17,057
Government bond	52			52
Total	¥ 15,949	¥ 5,805	¥ 4,645	¥ 17,109

	Thousands of U.S. Dollars			
February 28, 2003	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as available-for-sale:				
Equity securities	$ 134,720	$ 49,195	$ 39,364	$ 144,551
Government bond	440			440
Total	$ 135,160	$ 49,195	$ 39,364	$ 144,991

Available-for-sale securities whose fair value is not readily determinable as of February 28, 2003 were as follows:

	Carrying Amount	
	Millions of Yen	Thousands of U.S. Dollars
	2003	2003
Available-for-sale—Equity securities	¥ 21,089	$ 178,720

Proceeds from sales of available-for-sale securities for the year ended February 28, 2003 were ¥262 million ($2,220 thousand). Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥92 million ($780 thousand) and ¥2 million ($17 thousand), respectively, for the year ended February 28, 2003.

The carrying values of government bond by contractual maturities for securities classified as available-for-sale at February 28, 2003 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
	Available for Sale	Available for Sale
Due in one year or less	¥ 22	$ 186
Due after one year through five years	30	254
Total	¥ 52	$ 440

The aggregate carrying values and market values, and the unrealized gains (losses) on the current and noncurrent portfolios of available-for-sale securities as of February 28, 2002, were as follows:

	Millions of Yen		
	2002		
	Carrying Value	Market Value	Unrealized Gains (Losses)—Net
Current—Available-for-sale—marketable securities	¥ 212	¥ 211	¥ (1)
Total	¥ 212		
Non-current—Available-for-sale:			
Marketable securities	¥ 25,652	29,679	4,027
Non-marketable securities	21,496		
Total	¥ 47,148		

Marketable and investment securities whose fair value was not readily determinable as of February 28, 2002 were equity securities of ¥21,496 million.

Proceeds from sales of available-for-sale securities for the year ended February 28, 2002 were ¥13,752 million. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥5,446 million and ¥3,912 million, respectively, for the year ended February 28, 2002.

4. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at February 28, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Short-term borrowings:			
From banks and insurance companies	**¥ 1,243,053**	¥ 1,687,920	**$ 10,534,348**
Commercial paper	**28,500**	7,200	**241,525**
Total	**¥ 1,271,553**	¥ 1,695,120	**$ 10,775,873**

The weighted-average interest rates of short-term borrowings and commercial paper for the year ended February 28, 2003 were 1.3% and 1.4%, respectively.

The Company has historically financed a portion of its capital expenditures through short-term bank borrowings which have consistently been renewed upon maturity. Management anticipates that this financing method will be continued (see Note 16).

As is customary in Japan, the Company and its domestic subsidiaries maintain deposit balances with banks with which they have short-term or long-term borrowings. Such deposit balances are not legally or contractually restricted as to withdrawal. In addition, collateral must be provided if requested by the lending banks and certain banks have the right to offset cash deposited with them against any bank loan or obligation that becomes due and, in case of default and certain other specified events, against all other debt payable to the bank concerned.

Long-term debt as of February 28, 2003 and 2002, is summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
1.5%–7.3% loans from banks and insurance companies, due 2003–2021:			
Collateralized	**¥ 302,420**	¥ 337,329	**$ 2,562,881**
Unsecured	**60,708**	87,505	**514,475**
Unsecured 2.4%–2.8% straight bonds, due November 21, 2002 through November 19, 2004	**9,700**	19,400	**82,203**
Total	**372,828**	444,234	**3,159,559**
Current portion included in current liabilities	**(164,633)**	(231,414)	**(1,395,195)**
Total	**¥ 208,195**	¥ 212,820	**$ 1,764,364**

Aggregate annual maturities of long-term debt less current portion are summarized as follows:

Fiscal Year	Millions of Yen	Thousands of U.S. Dollars
2005	¥ 74,106	$ 628,017
2006	35,907	304,297
2007	24,350	206,356
2008	22,311	189,076
2009 and thereafter	51,521	436,618
Total	¥ 208,195	$ 1,764,364

As of February 28, 2003, the following assets and treasury stock were pledged as collateral to secure notes and accounts payable (primarily trade) of ¥16 million ($136 thousand), short-term debt of ¥1,145,790 million ($9,710,085 thousand), accounts payable—other of ¥8,926 million ($75,644 thousand), long-term debt (including current portion) of ¥302,420 million ($2,562,881 thousand), lease deposits from lessees of ¥2,827 million ($23,958 thousand) and other long-term liabilities of ¥6,184 million ($52,407 thousand).

Assets and Treasury Stock	Millions of Yen	Thousands of U.S. Dollars
Cash and cash equivalents	¥ 1,275	$ 10,805
Time deposits	2,624	22,237
Inventories	96	814
Notes, accounts receivable and other current assets	33,673	285,364
Buildings and structures	297,660	2,522,542
Land	468,067	3,966,669
Other property and equipment	6,758	57,271
Investment securities (including those in consolidated subsidiaries which have been eliminated in consolidation)	58,591	496,534
Lease deposits	124,776	1,057,424
Other long-term assets	14,574	123,508
Treasury stock	3,346	28,356

5. EMPLOYEES' RETIREMENT BENEFITS

Effective March 1, 2001, the Companies adopted a new accounting standard for employees' retirement benefits.

The liability for employees' retirement benefits at February 28, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Projected benefit obligation	**¥ 386,468**	¥ 381,275	**$ 3,275,153**
Fair value of plan assets	**(191,330)**	(208,652)	**(1,621,441)**
Unrecognized transitional obligation	**(97,705)**	(112,986)	**(828,008)**
Unrecognized actuarial loss	**(55,897)**	(31,626)	**(473,703)**
Unrecognized prior service cost	**6,335**	6,909	**53,686**
Prepaid pension expense	**8**		**67**
Net liability	**¥ 47,879**	¥ 34,920	**$ 405,754**

The components of net periodic retirement benefit costs for the years ended February 28, 2003 and 2002, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Service cost	**¥ 15,526**	¥ 16,968	**$ 131,576**
Interest cost	**10,496**	10,123	**88,949**
Expected return on assets	**(6,649)**	(8,063)	**(56,347)**
Amortization of plan transitional obligation	**11,008**	44,650	**93,288**
Recognized actuarial loss	**3,426**	133	**29,034**
Amortization of prior service cost	**(891)**	(59)	**(7,551)**
Net periodic benefit costs	**¥ 32,916**	¥ 63,752	**$ 278,949**

Assumptions used for the years ended February 28, 2003 and 2002, were set forth as follows:

	2003	2002
Discount rate	**1.8%–3.0%**	2.0%–3.0%
Expected rate of return on plan assets	**1.5%–3.7%**	1.6%–4.5%
Amortization period of prior service cost	**Principally 10 years**	Principally 10 years
Recognition period of actuarial gain/loss	**Principally 10 years**	Principally 10 years
Amortization period of transitional obligation	**Principally 15 years**	Principally 15 years

6. SHAREHOLDERS' EQUITY

Japanese companies are subject to the Japanese Commercial Code (the "Code") to which certain amendments became effective from October 1, 2001.

The Code was revised whereby capital stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as capital stock and the remaining net proceeds as additional paid-in capital. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of capital stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the capital stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the capital stock account upon resolution of the Board of Directors or to retained earnings (deficit) to offset such a deficit upon resolution of the shareholders.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of capital stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

There were no retained earnings available for dividends under the Code as of February 28, 2003, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

The shareholders approved the declaration of no dividends for the year ended February 28, 2003 at the general shareholders meeting held on May 22, 2003.

As of February 28, 2003 and 2002, the Company's treasury shares were held as follows:

	2003 (based on equipment ownership interest)	2002 (full)
The Company	3,250,484 shares	5,831,311 shares
Consolidated subsidiaries	38,178,307 〃	88,843,115 〃
Affiliated companies	8,037,453 〃	55,984,690 〃

The accounting treatment for treasury stock has been changed since March 1, 2002 as described in Note 2.p.

Issuance of Convertible Preferred Stock, Capital Reduction, Reverse Stock Split and Capital Increment

At the extraordinary general meeting of the shareholders held on January 30, 2001, the articles of incorporation of the Company were amended as follows:

Authorized number of shares was increased to 2,000 million shares which consists of 1,900 million shares of common stock, 50 million shares of Class A preferred stock and 50 million shares of Class B preferred stock.

Based on the resolution of the Company's Board of Directors at a meeting held on January 30, 2001 and thereafter, the Company is permitted to purchase treasury stock, either common stock, preferred stock or both, with a maximum limit of 70 million shares, and redeem them by offset against unappropriated retained earnings. Also, the Company is permitted to purchase treasury stock, either common stock, preferred stock or both, with a maximum limit of 100 million shares and an aggregate acquisition amount of ¥30,000 million, and redeem them by offset against additional paid-in capital.

In accordance with the resolution of the Board of Directors on January 30, 2001, the Company increased capital by issuing preferred stocks on March 1, 2001 as follows:

	Class A	Class B
Number of shares issued	45,000,000 shares of no par value stock	45,000,000 shares of no par value stock
Issue price	¥1,333 per share	¥1,333 per share
Total issue price	¥59,985 million	¥59,985 million
Stated capital per share	¥667	¥667
Total stated capital	¥30,015 million	¥30,015 million
Preferred dividends	Japanese yen TIBOR 6 months + 1.0%, non-cumulative but participating	Japanese yen TIBOR 6 months + 2.0%, non-cumulative and non-participating
Voting right	None except as prescribed in article 242 of the Code	None except as prescribed in article 242 of the Code
Conversion to common stock	At ¥236 (to be adjusted) during March 1, 2006–February 25, 2021	At ¥236 (to be adjusted) during March 1, 2008–February 27, 2019
Distribution of assets	At ¥1,333 per share, preferred distributions to the shareholders of common stock	At ¥1,333 per share, preferred distributions to the shareholders of common stock

Regarding the voting rights of Class A and Class B preferred stocks, the articles of incorporation were amended at the 51st ordinary general meeting of shareholders held on May 23, 2002, such that the shareholders of these preferred stocks do not have voting rights except when no resolution for the payment of preferred dividends to these preferred shareholders is submitted to an ordinary general meeting of shareholders.

At the 51st ordinary general meeting of shareholders held on May 23, 2002, the Company's proposals for capital reduction and reverse stock split were approved and implemented as follows:

On June 28, 2002, the capital reduction (effected as a transfer from common and preferred stock to deficit) was implemented without compensation. The total amount of the capital reduction was ¥111,530 million. The Company's common stock issued of 713,696 thousand shares was reduced to 356,848 thousand shares as a result of 1-for-2 reverse stock split on June 28, 2002. The Class A preferred stock of 45,000 thousand shares and Class B preferred stock of 45,000 thousand shares, each had 10 shares consolidated into 1 share, effective June 28, 2002. As a result, the numbers of shares of Class A and Class B preferred stocks each changed to 4,500 thousand shares, respectively.

As a result of the reverse stock split and issuance of common stock, the conversion price of both Class A preferred stock and Class B preferred stock changed to ¥469.60.

In the Company's Board meeting held on May 23, 2002, execution of the debt-for-equity swap arrangements with three creditor banks was approved, and the Company issued the following preferred stock on August 20, 2002:

	Class C	Class E
Number of shares issued	40,000,000 shares of no par value stock	50,000,000 shares of no par value stock
Issue price	¥1,000 per share	¥1,000 per share
Total issue price	¥40,000 million	¥50,000 million
Stated capital per share	¥500	¥500
Total stated capital	¥20,000 million	¥25,000 million
Preferred dividends	Maximum ¥30 per share Non-cumulative and non-participating	Maximum ¥70 per share Non-cumulative and non-participating
Voting right	None, except when no resolution for the payment of preferred dividends to Class C preferred shareholders is submitted to an ordinary general meeting of shareholders on or after March 1, 2005	None, except when no resolution for the payment of preferred dividends to Class E preferred shareholders is submitted to an ordinary general meeting of shareholders on or after March 1, 2005
Conversion to common stock	Convertible to common stock based on the resolution of the Board of Directors meeting to be held prior to the issuance of this preferred stock	Convertible to common stock based on the resolution of the Board of Directors meeting to be held prior to the issuance of this preferred stock
Distribution of assets	At ¥1,000 per share, preferred distributions to the shareholders of common stock	At ¥1,000 per share, preferred distributions to the shareholders of common stock

	Class F	Class G
Number of shares issued	80,000,000 shares of no par value stock	50,000,000 shares of no par value stock
Issue price	¥1,000 per share	¥1,000 per share
Total issue price	¥80,000 million	¥50,000 million
Stated capital per share	¥500	¥500
Total stated capital	¥40,000 million	¥25,000 million
Preferred dividends	Maximum ¥80 per share Non-cumulative and non-participating	Maximum ¥100 per share Cumulative starting with the fiscal year ending February 29, 2004 (but not exceeding ¥100 per share) and participating
Voting right	None, except when no resolution for the payment of preferred dividends to Class F preferred shareholders is submitted to an ordinary general meeting of shareholders on or after March 1, 2005	None
Conversion to common stock	Convertible to common stock based on the resolution of the Board of Directors meeting to be held prior to the issuance of this preferred stock	Convertible to common stock based on the resolution of the Board of Directors meeting to be held prior to the issuance of this preferred stock
Distribution of assets	At ¥1,000 per share, preferred distributions to the shareholders of common stock	At ¥1,000 per share, preferred distributions to the shareholders of common stock

At the 51st ordinary general meeting of shareholders held on May 23, 2002, the authorized number of shares was increased to 2,340 million shares which consists of 2,070 million shares of common stock, 5 million shares of Class A preferred stock, 5 million shares of Class B preferred stock, 40 million shares of Class C preferred stock, 40 million shares of Class D preferred stock, 50 million shares of Class E preferred stock, 80 million shares of Class F preferred stock and 50 million shares of Class G preferred stock.

Class C preferred stock was fully converted to Class D preferred stock on December 3, 2002, resulting in 40,000 thousand shares of Class D preferred outstanding.

	Class D
Number of shares issued	40,000,000 shares of no par value stock
Issue price	¥1,000 per share
Total issue price	¥40,000 million
Stated capital per share	¥500
Total stated capital	¥20,000 million
Preferred dividends	Maximum ¥70 per share Non-cumulative and non-participating
Voting right	Possessed
Conversion to common stock	Convertible to common stock based on the resolution of the Board of Directors meeting to be held prior to the issuance of this preferred stock
Distribution of assets	At ¥1,000 per share, preferred distributions to the shareholders of common stock

On December 19, 2002, the Company issued 24,000 thousand new shares of common stock at ¥125 per share to a third party. Capital stock and additional paid-in capital increased by ¥1,512 million ($12,814 thousand) and ¥1,489 million ($12,619 thousand), respectively.

7. LEASES

In connection with leased store facilities, in most cases, store buildings are constructed to the Companies' specifications on land owned by the lessor. The facilities are leased for a 20-year term, with annual rental charges under individual contracts which are renegotiated every 2 or 3 years. Clauses for renewals vary by individual lease contract; however, these agreements generally are renewable upon expiration. There is no provision for contingent rentals.

Generally, substantially all of the costs of construction of these store buildings is financed by the Companies in the form of lease deposits paid to the lessor. These lease deposits, less a non-interest bearing withholding of 10%–20% which is refundable upon termination of the lease contract, are refunded on an equal installment basis over the last 10 years of the lease. Lease deposits are non-interest bearing for the first 10 years of the lease contract, but bear interest ranging up to 3% in the remaining 10 years of the contracts except for the aforementioned withholdings.

Rental expenses for store facilities, office space and equipment for fiscal 2003 and 2002 were ¥122,012 million ($1,034,000 thousand) and ¥140,959 million, respectively, including ¥2,790 million ($23,644 thousand) and ¥2,417 million of lease payments under finance leases.

a. Lessee

Following is pro forma information for fiscal 2003 and 2002, on an "as if capitalized" basis, of leased property under finance leases that do not transfer ownership of the leased property to the lessee:

	Millions of Yen						Thousands of U.S. Dollars		
	Year Ended February 28, 2003			Year Ended February 28, 2002			Year Ended February 28, 2003		
	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total
Acquisition cost	¥ 12,216	¥ 33	¥ 12,249	¥ 11,593	¥ 49	¥ 11,642	$103,526	$ 280	$103,806
Accumulated depreciation	5,750	19	5,769	6,195	27	6,222	48,729	161	48,890
Net leased property	¥ 6,466	¥ 14	¥ 6,480	¥ 5,398	¥ 22	¥ 5,420	$ 54,797	$ 119	$ 54,916

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Due within one year	**¥ 2,633**	¥ 2,090	**$ 22,314**
Due after one year	**4,346**	3,604	**36,831**
Total	**¥ 6,979**	¥ 5,694	**$ 59,145**

Depreciation expense and interest expense under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Depreciation expense	**¥ 2,541**	¥ 2,180	**$ 21,534**
Interest expense	**235**	290	**1,992**
Total	**¥ 2,776**	¥ 2,470	**$ 23,526**

Depreciation expense and interest expense, which were not reflected in the accompanying consolidated statements of operations, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases for fiscal 2003 and 2002 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Due within one year	**¥ 22,773**	¥ 20,816	**$ 192,992**
Due after one year	**162,921**	159,290	**1,380,686**
Total	**¥185,694**	¥ 180,106	**$ 1,573,678**

Sublease agreements with tenants are generally for terms of 6 years, cancelable and renewable, and annual rental charges are renegotiated every 3 years. Such sublease agreements provide for both base rentals and percentage rentals based upon sales.

The Company sold claims on certain lease deposits to third parties for ¥7,928 million in fiscal 1999. Unredeemed deposits corresponding to the transferred claims outstanding as of February 28, 2003, totaled ¥10,156 million ($86,068 thousand), a substantial portion of which is subject to put options of the seller. The transactions were deemed a sale because economic benefits and risks under the store lease agreements were transferred to the purchaser, although the legal position and rights were not transferred.

The Company collateralized other store lease deposits of ¥2,118 million ($17,949 thousand) to provide additional security to buyers of the lease deposit claims.

b. Lessor

Following is pro forma information for fiscal 2003 and 2002, on an "as if capitalized" basis, of leased property under finance leases that do not transfer ownership of the leased property to the lessee:

	Millions of Yen						Thousands of U.S. Dollars		
	Year Ended February 28, 2003			Year Ended February 28, 2002			Year Ended February 28, 2003		
	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total	Equipment and Fixtures	Other	Total
Acquisition cost	¥ 23,223	¥ 1,953	¥ 25,176	¥ 25,939	¥2,109	¥ 28,048	$ 196,805	$ 16,551	$ 213,356
Accumulated depreciation	14,912	715	15,627	15,384	948	16,332	126,373	6,059	132,432
Net leased property	¥ 8,311	¥ 1,238	¥ 9,549	¥ 10,555	¥1,161	¥ 11,716	$ 70,432	$ 10,492	$ 80,924

Receivables under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Due within one year	**¥ 3,996**	¥ 4,279	**$ 33,864**
Due after one year	**6,049**	7,946	**51,263**
Total	**¥ 10,045**	¥ 12,225	**$ 85,127**

Depreciation expense and interest income under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Depreciation expense	**¥ 4,407**	¥ 5,533	**$ 37,347**
Interest income	**588**	734	**4,983**
Total	**¥ 4,995**	¥ 6,267	**$ 42,330**

Depreciation expense and interest income, which are not reflected in the accompanying consolidated statements of operations, are computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases at February 28, 2003 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Due within one year	**¥ 11**	**$ 93**
Due after one year	**126**	**1,068**
Total	**¥ 137**	**$ 1,161**

8. OTHER INCOME (EXPENSES)

Other income (expenses)—other for fiscal 2003 and 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Gain (loss) on sales of investment in subsidiaries and affiliates—net	**¥ (3,953)**	¥ 48,160	**$ (33,500)**
Gain on contribution to employee retirement benefit trust		30,343	
Gain on sales of property and equipment—net	**116**	5,813	**983**
Gain on sales of investment securities—net	**90**	1,534	**763**
Amortization of transitional obligations of employees' retirement benefits	**(11,008)**	(44,650)	**(93,288)**
Loss on valuation of investment securities	**(5,821)**	(32,710)	**(49,331)**
Provision for doubtful accounts including write-offs	**(14,530)**	(25,022)	**(123,135)**
Loss on disposal of property and equipment	**(5,565)**	(13,004)	**(47,161)**
Loss on valuation of treasury stock		(3,510)	
Loss on sales of treasury stock—net		(1,504)	
Other—net	**(3,274)**	14,501	**(27,747)**
Total	**¥ (43,945)**	¥ (20,049)	**$ (372,416)**

9. LOSS ARISING FROM BUSINESS RESTRUCTURING

Loss arising from business restructuring was recognized to execute drastic business restructuring in accordance with the Daiei Group's "New Three-Year Restoration Program" in February 2002.

Loss on sales of property and equipment of ¥15,296 million ($129,627 thousand), loss on disposal of merchandising inventories of ¥7,779 million ($65,924 thousand) and others of ¥168 million ($1,424 thousand) were included in this account for the year ended February 28, 2003.

Estimated losses on store closing of ¥178,878 million, full write-off of goodwill of ¥50,178 million, additional retirement payments of ¥11,184 million and others of ¥44,441 million were included for the year ended February 28, 2002.

10. INCOME TAXES

Income taxes applicable to the Company include corporation, enterprise and inhabitant taxes which, in aggregate, result in a normal effective statutory tax rate in Japan of approximately 42.1% for the years ended February 28, 2003 and 2002.

A reconciliation between the normal effective statutory tax rate for the years ended February 28, 2003 and 2002, and the actual effective tax rate reflected in the accompanying consolidated statements of operations was as follows:

	2003	2002
Normal effective statutory tax rate	**42.1 %**	42.1 %
Valuation allowance	**(77.3)**	(49.8)
Tax benefits not recognized on operating losses of subsidiaries	**(1.3)**	(12.0)
Undistributed earnings of affiliated companies	**37.2**	6.5
Other-net	**2.1**	1.0
Actual effective tax rate	**2.8 %**	(12.2) %

On March 31, 2003, a tax reform law was enacted in Japan which changed the normal effective statutory tax rate from 42.1% to 40.5%, effective for years beginning on or after April 1, 2004. This change is not reflected in the consolidated financial statements as of February 28, 2003. The effect of this change on deferred taxes in the consolidated statement of operations for the year ended February 28, 2003 is not reflected but immaterial.

Significant components of deferred tax assets and liabilities at February 28, 2003 and 2002, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
Deferred tax assets:			
Tax loss carryforwards	**¥ 140,519**	¥ 238,013	**$ 1,190,839**
Loss on valuation of investment securities	**30,870**	22,452	**261,610**
Loss arising from business restructuring	**30,354**	101,330	**257,237**
Employees' retirement benefits	**30,145**	11,336	**255,466**
Allowance for doubtful accounts	**15,041**	12,007	**127,466**
Other	**36,896**	25,466	**312,678**
Less valuation allowance	**(216,019)**	(339,188)	**(1,830,669)**
Deferred tax assets	**67,806**	71,416	**574,627**
Deferred tax liabilities:			
Land revaluation	**(27,826)**	(27,633)	**(235,814)**
Gain on contribution to employee retirement trust	**(12,973)**	(12,973)	**(109,941)**
Undistributed earnings of affiliated companies	**(2,828)**	(4,125)	**(23,966)**
Other	**(11,262)**	(9,069)	**(95,441)**
Deferred tax liabilities	**(54,889)**	(53,800)	**(465,162)**
Net deferred tax assets	**¥ 12,917**	¥ 17,616	**$ 109,465**

Deferred tax assets and liabilities appearing on the consolidated balance sheets are net amounts among each consolidated entity while the figures above are gross amounts.

11. LAND REVALUATION

Under the "Law of Land Revaluation," promulgated and revised on March 31, 1998 and 1999, respectively, the Company adopted a one-time revaluation of its own-use land to a value based on real estate appraisal information as of February 28, 2001. The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of shareholders' equity (capital deficiency). There is no effect on the consolidated statements of operations. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities. The details of the one-time revaluation as of February 28, 2001, were as follows:

Land before revaluation:	¥110,893 million
Land after revaluation:	¥176,466 million
Land revaluation excess:	¥37,966 million (net of income taxes of ¥27,607 million)

As of February 28, 2003, aggregate market value of the Company's land has declined by ¥31,591 million ($267,720 thousand).

In addition, a subsidiary also adopted a one-time revaluation of its own-use land to a value based on real estate appraisal information as of February 28, 2002, for the amount of ¥30 million on a consolidated basis. As of February 28, 2003, aggregate market value of the subsidiary's land has declined by ¥14 million ($119 thousand).

12. CONTINGENT LIABILITIES

As of February 28, 2003, the Companies are contingently liable for guarantees and items of a similar nature for loans and borrowings of others as follows:

	Millions of Yen	Thousands of U.S. Dollars
Employees' housing loans	¥ 359	$ 3,042
Borrowings of store lessors and other companies	7,210	61,102

13. DERIVATIVES

The Company enters into foreign exchange forward contracts to hedge foreign exchange risk associated with certain liabilities denominated in foreign currencies.

OMC Card, Inc., DGB Co., Ltd. and Japan Distribution Lease Co., Ltd., all of which are the Company's consolidated subsidiaries, enter into interest rate swap contracts and interest rate option contracts to manage interest rate exposures on certain liabilities.

All derivative transactions, which are entered into to hedge interest and foreign currency exposures incorporated within its business, are subject to market risk.

However, the risk is considered to be managed since the derivative transactions are not entered into for speculative purposes. The market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Companies do not hold or issue derivatives for trading purposes.

Because the counterparties to these derivatives are limited to major international financial institutions with high credit ratings, the Companies do not anticipate any material losses arising from credit risk.

Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amount.

The Companies had the following derivatives contracts outstanding at February 28, 2003 and 2002:

	Millions of Yen					
	2003			2002		
	Contract or Notional Amount	Fair Value	Unrealized Gains (Losses)	Contract or Notional Amount	Fair Value	Unrealized Gains (Losses)
Interest rate contracts:						
Interest swaps (fixed rate payment, floating rate receipt)	¥ 42,000	¥ (694)	¥ (415)	¥ 13,500	¥ (508)	¥ (508)
Interest option—buying	36,757	1	(24)	36,757	25	(847)

	Thousands of U.S. Dollars		
	2003		
	Contract or Notional Amount	Fair Value	Unrealized Gains (Losses)
Interest rate contracts:			
Interest swaps (fixed rate payment, floating rate receipt)	$ 355,932	$ (5,881)	$ (3,517)
Interest option—buying	311,500	8	(203)

Certain derivative contracts which qualify for hedge accounting for the year ended February 28, 2003, are excluded from the disclosure of market value information.

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Companies' exposure to credit or market risk.

14. SEGMENT INFORMATION

a. Operations in Different Businesses

	Millions of Yen						
	Year Ended February 28, 2003						
	Retail	Finance	Development	Other	Total	Eliminations	Consolidations
Operating Revenues and Operating Income—2003							
Operating revenues:							
Customers	¥ 1,833,231	¥ 115,582	¥ 37,334	¥ 211,386	¥2,197,533		¥2,197,533
Transfers between segments	42,366	29,834	36,246	133,645	242,091	¥ (242,091)	
Total	1,875,597	145,416	73,580	345,031	2,439,624	(242,091)	2,197,533
Costs and operating expenses	1,870,924	121,615	64,712	338,821	2,396,072	(239,312)	2,156,760
Operating income	¥ 4,673	¥ 23,801	¥ 8,868	¥ 6,210	¥ 43,552	¥ (2,779)	¥40,773
Assets, Depreciation and Capital Expenditures—2003							
Assets	¥ 1,730,194	¥1,246,771	¥484,838	¥ 293,006	¥3,754,809	¥(1,476,584)	¥2,278,225
Depreciation	18,600	21,646	9,839	9,453	59,538		59,538
Capital expenditures	24,514	12,462	1,316	7,849	46,141		46,141

	Thousands of U.S. Dollars						
	Year Ended February 28, 2003						
	Retail	Finance	Development	Other	Total	Eliminations	Consolidations
Operating Revenues and Operating Income—2003							
Operating revenues:							
Customers	$ 15,535,856	$ 979,508	$ 316,390	$ 1,791,407	$18,623,161		$18,623,161
Transfers between segments	359,034	252,831	307,169	1,132,585	2,051,619	$ (2,051,619)	
Total	15,894,890	1,232,339	623,559	2,923,992	20,674,780	(2,051,619)	18,623,161
Costs and operating expenses	15,855,288	1,030,636	548,407	2,871,364	20,305,695	(2,028,068)	18,277,627
Operating income	$ 39,602	$ 201,703	$ 75,152	$ 52,628	$ 369,085	$ (23,551)	$ 345,534
Assets, Depreciation and Capital Expenditures—2003							
Assets	$ 14,662,661	$10,565,856	$4,108,797	$2,483,102	$31,820,416	$(12,513,424)	$19,306,992
Depreciation	157,627	183,441	83,381	80,110	504,559		504,559
Capital expenditures	207,746	105,610	11,153	66,517	391,026		391,026

	Millions of Yen						
	Year Ended February 28, 2002						
	Retail	Finance	Development	Other	Total	Eliminations	Consolidations
Operating Revenues and Operating Income—2002							
Operating revenues:							
Customers	¥ 2,050,269	¥ 108,501	¥ 55,355	¥284,752	¥2,498,877		¥ 2,498,877
Transfers between segments	44,458	36,656	42,801	157,199	281,114	¥ (281,114)	
Total	2,094,727	145,157	98,156	441,951	2,779,991	(281,114)	2,498,877
Costs and operating expenses	2,090,104	118,361	90,067	436,166	2,734,698	(280,110)	2,454,588
Operating income	¥ 4,623	¥ 26,796	¥ 8,089	¥ 5,785	¥ 45,293	¥ (1,004)	¥ 44,289
Assets, Depreciation and Capital Expenditures—2002							
Assets	¥ 1,571,374	¥ 1,343,416	¥ 578,223	¥364,073	¥3,857,086	¥ (1,298,427)	¥ 2,558,659
Depreciation	21,273	24,776	11,214	12,345	69,608		69,608
Capital expenditures	20,639	22,907	1,579	11,547	56,672		56,672

Notes:

1. Classification of Business Segments—The business segments, which are classified according to the Companies' strategy, principally include the following:

   Retail Business consists of general merchandise stores, supermarkets, discount stores, department stores and specialty stores for the sale of clothing and sundry goods.

   Finance Business consists of sales of financial instruments, finance and lease business.

   Development Business consists of store development, operation, management and real estate services.

   Other Business consists of food-service, hotel and leisure business.

2. As explained in Note 2.d, the Companies fully adopted the new accounting standard for financial instruments effective March 1, 2002. As a result of adoption of this new accounting standard, investment securities of retail, finance, development and other segments for the year ended February 28, 2003, as compared with the prior method increased by ¥1,425 million ($12,076 thousand), decreased by ¥143 million ($1,212 thousand), ¥137 million ($1,161 thousand) and ¥142 million ($1,203 thousand), respectively.

b. Segment Information by Geographic Area—Operating revenues and total assets of the Company and its domestic subsidiaries for fiscal 2003 and 2002 represented more than 90% of the consolidated operating revenues and total assets of the respective years. Accordingly, disclosure of segment information by geographic area is not disclosed.

c. Overseas Operating Revenues—Overseas operating revenues for fiscal 2003 and 2002 were less than 10% of the consolidated operating revenues of the respective years. Accordingly, disclosure of overseas operating revenues is not disclosed.

15. NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the year ended February 28, 2003 is as follows:

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
Year Ended February 28, 2003	Net Income	Weighted-average Shares	EPS	
Basic EPS—Net income available to common shareholders	¥ 135,387	465,339	¥ 290.94	$ 2.47
Effect of dilutive securities—Convertible preferred stocks		417,620		
Diluted EPS—Net income for computation	¥ 135,387	882,959	¥ 153.33	$ 1.30

16. ADDITIONAL INFORMATION

The Company launched the Daiei Group's "New Three-Year Restoration Program" in February 2002 in order to liquidate its unprofitable stores and subsidiaries, and to reduce interest bearing debt in a much shorter time, on the premise that the Company would receive extensive support from its shareholders and three main banks, UFJ Bank, Ltd., Sumitomo Mitsui Banking Corporation and Fuji Bank (at present Mizuho Corporate Bank, Ltd.). Although the liabilities exceeded assets at the end of fiscal 2001 due to losses recognized through the implementation of a drastic business restructuring, the Company erased a net capital deficiency and has been reducing its interest bearing debt as planned due to debt forgiveness and debt-for-equity swap agreed to by its three main banks and capital reduction without compensation and reverse stock split executed with the understanding of our shareholders. However, because the Company's operating results fell short of its original plan, the Company amended the Daiei Group's "New Three-Year Restoration Program" while maintaining the targets of realization of the resumption of dividends in the fiscal year 2004 and the reduction of interest bearing debt to the appropriate level. The Company places its first priority on the achievement of the program with the support and understanding from the financial institutions.

In addition, the Ministry of Economy, Trade and Industry of Japan (the "Ministry") under Section 1 of Chapter 3 of the Industry Revitalization Law (the "Law") acknowledged the program as "Corporate Restructuring Plan," and the Company submitted an application to the Ministry in accordance with the amendment of the plan under Section 1 of Chapter 4 of the Law, which was approved on May 21, 2003.

INDEPENDENT AUDITORS' REPORT

Deloitte Touche Tohmatsu

To the Shareholders and the Board of Directors of
The Daiei, Inc.:

We have audited the consolidated balance sheets of The Daiei, Inc. and consolidated subsidiaries as of February 28, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity (capital deficiency), and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Daiei, Inc. and consolidated subsidiaries as of February 28, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

As discussed in Note 16 to the consolidated financial statements, the Company amended the Daiei Group's "New Three-Year Restoration Program" because its operating results for the year ended February 28, 2003 fell short of its original plan. The Company currently places its first priority on the achievement of the program with the support and understanding from financial institutions. In addition, the Ministry of Economy, Trade and Industry of Japan (the "Ministry") under Section 1 of Chapter 3 of the Industry Revitalization Law (the "Law") acknowledged the program as a "Corporate Restructuring Plan," and the Company submitted an application to the Ministry in accordance with the amendment of the plan under Section 1 of Chapter 4 of the Law, which was approved on May 21, 2003.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.



May 22, 2003

The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The standards, procedures and practices to audit such financial statements are those which are generally accepted and applied in Japan.

Corporate Profile

(As of May 22,2003)

Board of Directors and Officers

Chairman
Jiro Amagai

Vice Chairman
Heihachirou Yoshino

President
Kunio Takagi

Senior Managing Director
Takao Endo

Managing Directors
Toshio Hasumi
Shinji Seino
Tadahiko Tsuchiya

Directors
Kazuhiko Iwata
Kazuya Uetsuka
Tokio Endo
Hiroyuki Ogawa
Mikio Kihara
Osamu Sato
Kazuo Takahashi
Mitsuru Hazeyama
Hiroshige Sasaki

Corporate Auditors
Akira Kanno
Takashi Sekiguchi
Toichiro Kigawa
Satoru Kita

Main Offices

<Head Office>
4-1-1, Minatojima Nakamachi, Chuo-ku
Kobe 650-0046
Japan
Telephone: 81-78-302-5001

<Hamamatsuchou Office Center>
2-4-1, Shibakoen, Minato-ku
Tokyo 105-8514
Japan
Telephone: 81-3-3433-3211

Overseas Offices and Liaison Offices

<U.S.A.>
D INTERNATIONAL, INC.
15245 Pacific Highway So. Suite L-4
Seattle, WA 98188, U.S.A.
Telephone: (206) 243-3888
Facsimile: (206) 243-3416

THE DAI'EI(USA), INC.
Kaheka Office
801 Kaheka Street, Honolulu
Hawaii 96814, U.S.A.
Telephone: (808) 973-6600
Facsimile: (808) 941-6457

<CHINA>
Tianjin Daiei International Trading Co., Ltd.
151, Hami-Road, Heping-District
Tianjin, China
Telephone/Facsimile: (22) 2731-6969

Ningbo-Daiei Foodstuffs Co., Ltd.
Changfeng Development Zone
Zhonggongmiao South Suburban
Ningbo 315192, China
Telephone: (574) 8820-3896, 1308
Facsimile: (574) 8820-1306

The Daiei , Inc.
Hong Kong Liaison Office
Suite Nos. 7&8A 22F, Tower1
China Hong Kong City
33 Canton Road, Tsim sha Tsui Kowloon
Hong Kong
Telephone: (852) 2317-0966
Facsimile: (852) 2317-1966

The Daiei, Inc. 4-1-1, Minatojima Nakamachi, Chuo-ku, Kobe 650-0046, Japan